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ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

March 12, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management, and Lauren Hamilton, Office of Chief Accountant

Re:                             Morgan Stanley Institutional Fund Trust (the “Trust”)

(File Nos. 2-89729; 811-3980)

Dear Mmes. Larkin and Hamilton:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the Corporate Bond Portfolio (the “Acquiring Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2018 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Income Securities Inc. (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), would be transferred to the Acquiring Fund, in exchange for shares of beneficial interest of the Acquiring Fund (the “Reorganization”). The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about March 12, 2018.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 1.                            Please supplementally explain why the “Shares Outstanding” line item in the Capitalization Table with respect to the Combined Fund is not equal to the total of the shares outstanding of common stock of the Acquired Fund and Class I of the Acquiring Fund; furthermore; please revise the Acquiring Fund’s Capitalization Table to include a line item for pro forma adjustments with respect to shares outstanding.

Response 1.                               The “Shares Outstanding” of the Combined Fund are greater than the total of the shares outstanding of common stock of the Acquired Fund and Class I of the Acquiring Fund because the Acquiring Fund must issue additional shares to account for the greater net asset value per share of the Acquired Fund. In addition, with respect to providing the pro forma adjustment for shares outstanding of the Acquiring Fund, the disclosure has been revised accordingly.

Comment 2.                            In the section entitled “Synopsis—Comparison of Acquired Fund and Acquiring Fund—Investment Objectives, Principal Investment Policies and Benchmarks,” please revise the disclosure to include a statement regarding the principal difference between both Funds.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                            In the section entitled “Synopsis—Comparison of Acquired Fund and Acquiring Fund—Difference Between a Closed-End and an Open-End Fund,” please revise the disclosure to include a statement regarding a closed-end fund’s potential utilization of illiquid positions to advance its investment strategy and disclose, if applicable, whether the Combined Fund will need to sell any portfolio holdings to comply with the 15% limitation, determined at the time of investment, on illiquid investments for open-end funds.

Response 3.                               The disclosure has been revised accordingly.

Comment 4.                            In the section entitled “Synopsis—Comparison of Acquired Fund and Acquiring Fund—Investment Advisory Fees,” please revise the disclosure to clarify that total expenses of the Combined Fund refers to net total expenses.

Response 4.                               The disclosure has been revised accordingly.

Comment 5.                            Please supplementally confirm compliance with Items 3 and 6 of Form N-14.

Response 5.                               We hereby confirm compliance with Items 3 and 6 of Form N-14.

Comment 6.                            Please revise the disclosure to include additional information regarding the Standstill Agreement with Karpus and file such Agreement via EDGAR as a material contract pertaining to the Acquired Fund.

Response 6.                               The disclosure has been revised accordingly and the Standstill Agreement filed.

Comment 7.                            Please revise the disclosure to include a statement regarding whether the Board considered converting the Acquired Fund into an open-end fund and, if applicable, its rationale for choosing not to do so.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            Please supplementally confirm that the fundamental investment restrictions of each of the Funds are accurately disclosed.

Response 8.                               We hereby confirm that the fundamental investment restrictions of each of the Funds are accurately disclosed.

Comment 9.                            Please supplementally confirm whether any diminution in shareholder rights may be expected for Acquired Fund shareholders due to the Reorganization.

Response 9.                               We hereby confirm that no diminution in shareholder rights is expected for Acquired Fund shareholders due to the Reorganization.

Comment 10.                     Please revise the disclosure to include a response to Item 8 of N-14.

Response 10.                        The disclosure has been revised accordingly.

Comment 11.                     Please provide supplementally the North American Security Trust (pub. Avail. Aug. 5, 1994) (“North American Security Trust”) analysis to determine the accounting survivor.

Response 11.                        The Acquiring Fund was selected to be the accounting and performance survivor after the Reorganization. We believe that this determination is appropriate in light of the guidance set forth in North American Security Trust.  In North American Security Trust, the staff stated that in determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.  As stated in the letter, the staff believes that “the survivor of a business combination for accounting purposes… will be the fund whose historical performance may be used by a new or surviving fund.”

Investment Adviser/Portfolio Management:  The Funds have the same investment adviser and portfolio managers.  After the Reorganization, the investment adviser will continue in its current capacity.  In this regard, the Funds have the same portfolio managers who will continue to manage the surviving fund after the Reorganization.

Investment Objectives, Policies, Benchmarks and Restrictions:  The Funds have similar investment objectives, principal investment strategies, benchmarks and fundamental investment limitations.  Following the Reorganization, the surviving fund will implement the same investment objective and principal investment strategies currently in place for the Acquiring Fund. In addition, to the extent that there are any differences in the Funds’ investment restrictions, the surviving fund’s investment restrictions will be those of the Acquiring Fund.

Expense Structures and Expense Ratios:  The expense structure and sales load structure subsequent to the Reorganization will be that of the Acquiring Fund.  In addition, the gross expense ratio for Class I of the surviving fund upon consummation of the Reorganization is estimated to be lower than the gross expense ratio for the class of common stock of the Acquired Fund and the gross expense ratio for Class I of the Acquiring Fund immediately prior to the Reorganization. To ensure that the Acquired Fund’s shareholders do not experience an increase in net expenses or a dilution of their interests after the Reorganization, the Acquiring Fund’s Board has agreed to a fee waiver and/or expense reimbursement that will continue for at least one year or until such time as the Board acts to discontinue all or a portion of such waiver and/or reimbursement when it deems such action is appropriate.

Asset Size:  As of September 30, 2017, the Acquired Fund ($175MM) has greater assets than the Acquiring Fund ($37.9 MM).

Portfolio Composition:  The portfolio composition of the Funds is currently similar and no additional portfolio turnover of the Acquiring Fund is expected as a result of the Reorganization, as all holdings of the Acquired Fund can be held consistent with the investment guidelines and strategy of the Acquiring Fund. The investment adviser does not anticipate any re-positioning of the portfolio of the Acquiring Fund as a result of the Reorganization. As a result, the portfolio composition of the surviving fund after the Reorganization will be substantially the same as that of the Acquiring Fund prior to the Reorganization.

Its smaller asset size notwithstanding, given the above factors, we believe the Acquiring Fund is the appropriate surviving fund for accounting and performance purposes.

Comment 12.                     Please confirm that the Statement of Additional Information dated March 12, 2018 has been filed via EDGAR.

Response 12.                        We hereby confirm that the Statement of Additional Information dated March 12, 2018 has been filed via EDGAR.

Comment 13.                     Please indicate the fee waiver as a negative in the Funds’ and Combined Fund’s fee tables.

Response 13.                        We respectfully acknowledge the comment; however, the current disclosure is consistent with existing prospectus disclosure for all funds in the Morgan Stanley fund complex and consistent with the requirements of Form N-1A and N-14.

Comment 14.                     Please supplementally confirm whether the Adviser will recoup fees waived in prior years.

Response 14.                        We hereby confirm that the Adviser does not currently have an agreement in place to recoup fees waived in prior years.

Comment 15.                     In the section titled “The Reorganization—The Board’s Considerations,” please include a discussion of the alternative courses of action the Board will consider should the Reorganization not be approved by shareholders.

Response 15.                        We respectfully acknowledge the comment but believe that the current discussion is appropriate and consistent with the principal considerations of the Board with respect to the Reorganization.

Comment 16.                     Please revise the disclosure to include all share Classes of the Acquiring Fund in the Capitalization Tables.

Response 16.                        The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 17.                     Please revise the disclosure to include a statement regarding the capital loss carryforwards available to each Fund and whether such capital loss carryforwards are subject to expiration or limitation.

Response 17.                        The disclosure has been revised accordingly.

Comment 18.                     Please revise the disclosure to include a footnote to the “Portfolio of Investments” stating that, as of September 30, 2017, all securities held by the Acquired Fund comply with the investment guidelines and restrictions of Acquiring Fund.

Response 18.                        The disclosure has been revised accordingly.

Comment 19.                     Please revise the disclosure to include a footnote to the pro forma financial statements of the Combined Fund regarding the cost of the Reorganization to each Fund and the rationale for allocation of such cost, whether or not the Reorganization is consummated.

Response 19.                        The disclosure has been revised accordingly, except that we believe the disclosure is more appropriately included in the proxy statement and prospectus itself rather than in the pro forma financial statements.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai